Sticker Supplement dated July 3, 2012 to Prospectus dated January 23, 2012, as supplement by Supplement No. 2 dated May 23, 2012

Interest on Escrowed Subscriptions

As disclosed in our prospectus, we are depositing all subscription proceeds received from the sale of our shares into a special escrow account with Fidelity Bank pending receipt of subscriptions for 300,000 shares ($3,000,000). Except as described below, this escrow account bears interest at short-term money market rates.

Prior to the initial release of proceeds, this escrow account will bear interest, payable to subscribers upon release from escrow, at the higher rate of five and a half percent (5.5%) per annum. If you subscribe for our shares before we have sold the minimum 300,000 shares, the escrow agent will pay to you interest at 5.5% interest per annum on your subscription, without reduction for any fees, pro rated to the date that your deposit was considered “good funds” by the escrow agent. This interest payment will be made when your subscription proceeds are released to AEI Core Property Income Trust and you become a shareholder. If you withdraw your subscription, you will be paid only the short-term money market rate that would otherwise apply: currently four-tenths of one percent.

AEI Capital Corporation, and not AEI Core Property Income Trust or AEI Securities, Inc., will reimburse the escrow agent for the difference between the short-term money market rates paid by the escrow agent and the 5.5% discussed above. Accordingly, the payment of the 5.5% annual interest rate will not reduce, or otherwise affect, the amount of proceeds from subscriptions received by AEI Core Property Income Trust.

Suitability

The prospectus describes on pages 2 and 3, minimum suitability requirements for all investors, and additional suitability requirements for certain states. The additional suitability requirements for the states of Iowa, Oregon and Washington have been revised to require that the investment in this REIT, when combined with investments in other AEI investment programs, not exceed 10% of an investor’s net worth (exclusive of home, home furnishings, and automobiles, rather than 10% of “liquid” net worth. All investors, including Iowa, Oregon and Washington investors, will continue to be required to have a net worth (exclusive of such items), of at least $250,000, or annual income of $70,000 and net worth (exclusive of the same items) of a least $70,000.